JPMorgan Chase Financial Company LLC Fully and Unconditionally Guaranteed by JPMorgan Chase & Co. Market Linked Securities	Filed Pursuant to Rule 433 Registration Statement Nos. 333-236659 and 333-236659-01

Market Linked Securities—Auto-Callable with Contingent Downside

Principal at Risk Securities Linked to the VanEck® Oil Services ETF due April 7, 2025

Fact Sheet dated March 21, 2022 to Preliminary Pricing Supplement dated March 21, 2022

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & C0.
Term:	Approximately 3 years
Fund:	VanEck® Oil Services ETF (Bloomberg ticker: OIH)
Pricing Date[1]:	March 31, 2022
Issue Date[1]:	April 5, 2022
Final Calculation Day[1,2]:	March 31, 2025
Stated Maturity Date[1,2]:	April 7, 2025
Principal Amount:	$1,000 per security (100% of par)
Automatic Call:	If the fund closing price of the Fund on any call date is greater than or equal to the starting price, the securities will be automatically called for the principal amount plus the call premium applicable to that call date. See “Call Dates and Call Premiums” in this fact sheet.
Call Dates[1,2]:	April 5, 2023, April 5, 2024 and March 31, 2025 (the “final calculation day”)
Call Settlement Date[1,2]:	Five business days after the applicable call date, provided that the call settlement date for the final call date is the stated maturity date
Maturity Payment Amount:	See “How the Maturity Payment Amount Is Calculated” in this fact sheet.
Starting Price:	The fund closing price of the Fund on the pricing date
Ending Price:	The fund closing price of the Fund on the final calculation day
Fund Return:	(ending price – starting price) / starting price
Threshold Price:	70% of the starting price
Calculation Agent:	J.P. Morgan Securities LLC (“JPMS”)
Denominations:	$1,000 and any integral multiple of $1,000
CUSIP:	48133DLL2
Fees and Commissions:	Up to 2.425% for Wells Fargo Securities, LLC (“WFS”); WFS has advised us that dealers, including Wells Fargo Advisors (“WFA”), will receive 1.75% of WFS’s fee, and WFA will also receive a distribution expense fee of 0.75%. In addition, with respect of certain securities sold in this offering, JPMS may pay a fee of up to 0.10% to selected dealers in consideration for marketing and other services in connection with the distribution of the securities to other dealers.

Investment Description

•	Linked to the VanEck® Oil Services ETF
•	Unlike ordinary debt securities, the securities do not pay interest or repay a fixed amount of principal at maturity and are subject to potential automatic call upon the terms described below. Whether the securities are automatically called for a fixed call premium or, if not automatically called, the maturity payment amount, will depend, in each case, on the fund closing price of the Fund on the relevant call date.
•	Automatic Call. If the fund closing price of the Fund on any call date is greater than or equal to the starting price, the securities will be automatically called for the principal amount plus the call premium applicable to that call date. The call premium applicable to each call date will be a percentage of the principal amount that increases for each call date based on a simple (non-compounding) return of approximately at least 18.00% per annum (to be provided in the pricing supplement).
Call Date	Call Premium*
April 5, 2023	At least 18.00% of the principal amount
April 5, 2024	At least 36.00% of the principal amount
March 31, 2025 (the final calculation day)	At least 54.00% of the principal amount

*The actual call premium applicable to each call date will be provided in the pricing supplement.

•	Maturity Payment Amount. If the securities are not automatically called, you will receive a maturity payment amount that could be equal to or less than the principal amount depending on the fund closing price of the Fund on the final calculation day as follows:
o	If the fund closing price of the Fund on the final calculation day is greater than or equal to 70% of the starting price (the “threshold price”), you will receive the principal amount
o	If the fund closing price of the Fund on the final calculation day is less than the threshold price, you will have full downside exposure to the decrease in the price of the Fund from the starting price, and you will lose more than 30%, and possibly all, of the principal amount.
•	Investors may lose some or all of the principal amount.
•	The securities are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the securities is subject to the credit risk of JPMorgan Financial, as issuer of the securities, and the credit risk of JPMorgan Chase & Co., as guarantor of the securities.
•	No periodic interest payments or dividends
•	No exchange listing; designed to be held to maturity

1 Expected. In the event that we make any change to the expected pricing date or issue date, the call dates (including the final calculation day) and/or the stated maturity date may be changed so that the stated term of the securities remains the same.

2 Subject to postponement in the event of a non-trading day or a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement. For purposes of the accompanying product supplement, the call dates are Determination Dates and the call settlement dates are payment dates.

If the securities priced on the date of the accompanying preliminary pricing supplement, the estimated value of the securities would be approximately $946.30 per security. The estimated value of the securities, when the terms of the securities are set, will be provided in the pricing supplement and will not be less than $900.00 per security. See “The Estimated Value of the Securities” in the preliminary pricing supplement for additional information.

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See “Risk Factors” in the accompanying prospectus supplement, the accompanying product supplement and the accompanying underlying supplement and “Selected Risk Considerations” in the accompanying preliminary pricing supplement.

The securities are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

THIS FACT SHEET DOES NOT PROVIDE ALL OF THE INFORMATION THAT AN INVESTOR SHOULD CONSIDER PRIOR TO MAKING AN INVESTMENT DECISION. This fact sheet should be read in conjunction with the accompanying preliminary pricing supplement, prospectus, prospectus supplement, product supplement and underlying supplement.

Hypothetical Payout Profile and Returns

The payout profile to the right illustrates the hypothetical payments upon an automatic call or at stated maturity for a security on a hypothetical offering of securities under various scenarios, with the assumptions set forth in the table below. The terms used for purposes of these hypothetical examples do not represent the actual starting price or threshold price.

The hypothetical starting price of $100.00 has been chosen for illustrative purposes only and may not represent a likely actual starting price. The actual starting price will be the fund closing price of the Fund on the pricing date and will be specified in the pricing supplement. For historical data regarding the actual closing prices of the Fund, please see the historical information set forth under “The VanEck® Oil Services ETF” in this pricing supplement.

The payout profile to the right and the return table below assume that an investor purchases the securities for $1,000 per security. The payout profile and return table do not take into account any tax consequences from investing in the securities. The actual payment upon an automatic call or the maturity payment amount, as applicable, and resulting pre-tax total rate of return will depend on the actual terms of the securities.

Hypothetical Call Premiums:	18.00% for the first call date, 36.00% for the second call date and 54.00% for the final call date (based on the minimums for the call premiums)
Hypothetical Starting Price:	$100.00
Hypothetical Threshold Price:	$70.00 (70% of the hypothetical starting level)

First Call Date
Second Call Date
Final Call Date
Maturity Payment Amount
Fund
Final Call Date (Call Premium: 54.00%)
Second Call Date (Call Premium: 36.00%)
First Call Date (Call Premium: 18.00%)
30% contingent downside
Security Return
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
Hypothetical Percentage Change in the Fund Closing Price from the Pricing Date to the Applicable Call Date

If the securities are automatically called:

Hypothetical call date on which securities are automatically called	Hypothetical payment per security on related call settlement date	Hypothetical pre-tax total rate of return(1)
1st call date	$1,180.00	18.00%
2nd call date	$1,360.00	36.00%
Final call date (final calculation day)	$1,540.00	54.00%

If the securities are not automatically called:

Hypothetical ending price	Hypothetical fund return	Hypothetical maturity payment amount per security	Hypothetical pre-tax total rate of return(1)
$99.00	-1.00%	$1,000.00	0.00%
$95.00	-5.00%	$1,000.00	0.00%
$90.00	-10.00%	$1,000.00	0.00%
$80.00	-20.00%	$1,000.00	0.00%
$70.00	-30.00%	$1,000.00	0.00%
$69.00	-31.00%	$690.00	-31.00%
$60.00	-40.00%	$600.00	-40.00%
$50.00	-50.00%	$500.00	-50.00%
$25.00	-75.00%	$250.00	-75.00%
$0.00	-100.00%	$0.00	-100.00%
(1)	The hypothetical pre-tax total rate of return is the number, expressed as a percentage, that results from comparing the maturity payment amount per security to the principal amount of $1,000.

Call Dates and Call Premiums

The call premium applicable to each call date will be a percentage of the principal amount that increases for each call date based on a simple (non-compounding) return of approximately at least 18.00% per annum (to be provided in the pricing supplement). The actual call premium and payment per security upon an automatic call that is applicable to each call date will be provided in the pricing supplement and will be at least the applicable minimum specified in the table below. The last call date is the final calculation day, and payment upon an automatic call on the final calculation day, if applicable, will be made on the stated maturity date.

Call Date	Call Premium	Payment per Security upon an Automatic Call
April 5, 2023	At least 18.00% of the principal amount	At least $1,180.00
April 5, 2024	At least 36.00% of the principal amount	At least $1,360.00
March 31, 2025 (the final calculation day)	At least 54.00% of the principal amount	At least $1,540.00

Any positive return on the securities will be limited to the applicable call premium, even if the fund closing price of the Fund significantly exceeds the starting price on the applicable call date. You will not participate in any appreciation of the Fund beyond the applicable call premium.

How the Maturity Payment Amount Is Calculated

If the securities are not automatically called, then on the stated maturity date, you will receive a cash payment per security (the maturity payment amount) calculated as follows:

•	If the ending price is less than the starting price but greater than or equal to the threshold price: $1,000
•	If the ending price is less than the threshold price:

$1,000 + ($1,000 × fund return)

If the ending price is less than the threshold price, you will lose more than 30%, and possibly all, of the principal amount of your securities at maturity.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Fund or any of the securities held by the Fund. You should carefully review the risk disclosures set forth under the “Risk Factors” sections in the accompanying prospectus supplement, product supplement and underlying supplement and the “Selected Risk Considerations” section in the accompanying preliminary pricing supplement. The risks set forth below are discussed in detail in the “Selected Risk Considerations” section in the accompanying preliminary pricing supplement.

•	If the Securities Are Not Automatically Called and the Ending Price Is Less Than the Threshold Price, You Will Lose More Than 30%, and Possibly All, of the Principal Amount of Your Securities at Maturity.
•	The Potential Return on the Securities Is Limited to the Call Premium.
•	You Will Be Subject to Reinvestment Risk
•	The Securities Are Subject to the Credit Risks of JPMorgan Financial and JPMorgan Chase & Co.
•	As a Finance Subsidiary, JPMorgan Financial Has No Independent Operations and Has Limited Assets.
•	No Interest or Dividend Payments or Voting Rights
•	Lack of Liquidity
•	The Final Terms and Estimated Valuation of the Securities Will Be Provided in the Pricing Supplement.
•	The Tax Consequences of an Investment in the Securities Are Uncertain.
•	Potential Conflicts
•	The Estimated Value of the Securities Will Be Lower Than the Original Issue Price (Price to Public) of the Securities.
•	The Estimated Value of the Securities Does Not Represent Future Values of the Securities and May Differ from Others’ Estimates.
•	The Estimated Value of the Securities Is Derived by Reference to an Internal Funding Rate.
•	The Value of the Securities as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Securities for a Limited Time Period.
•	Secondary Market Prices of the Securities Will Likely Be Lower Than the Original Issue Price of the Securities.
•	Many Economic and Market Factors Will Impact the Value of the Securities.
•	There Are Risks Associated with the Fund.
•	The Performance and Market Value of the Fund, Particularly During Periods of Market Volatility, May Not Correlate with the Performance of the Fund’s Underlying Index As Well As the Net Asset Value Per Share.
•	The Securities Are Subject to Risks Associated with the Oil Services Sector.
•	The Securities Are Subject to Non-U.S. Securities Risk.
•	The Anti-Dilution Protection Is Limited and May Be Discretionary.

•	The Maturity Payment Amount Will Depend upon the Performance of the Fund and Therefore the Securities Are Subject to the Following Risks, Each as Discussed in More Detail in the Accompanying Product Supplement and Underlying Supplement.
o	You will have No Ownership Rights in the Fund or Any of the Securities Held by the Fund.
o	Historical Prices of the Fund Should Not Be Taken as an Indication of the Future Performance of the Fund During the Term of the Securities.
o	The Policies of the Investment Adviser for the Fund, and the Sponsor of Its Underlying Index, Could Affect the Value of, and Any Amount Payable on, the Securities.
o	We Cannot Control Actions by Any of the Unaffiliated Companies Whose Securities Are Held by the Fund.
o	We and Our Affiliates Have No Affiliation with the Sponsor of the Fund and Have Not Independently Verified Its Public Disclosure of Information.

Not appropriate for all investors

Investment appropriateness must be determined individually for each investor. The securities described herein are not an appropriate investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. You should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the appropriateness of an investment in the securities in light of your particular circumstances. You should also review carefully the “Selected Risk Considerations” in the accompanying preliminary pricing supplement and the “Risk Factors” sections in the accompanying prospectus supplement, product supplement and underlying supplement for risks related to an investment in the securities. For more information about the Fund, please see the section titled “The VanEck® Oil Services ETF” in the accompanying preliminary pricing supplement.

Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the original offering price per security. We and our affiliates are not obligated to purchase the securities from you at any time prior to maturity.

SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement, underlying supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

This material is not a product of J.P. Morgan Research Departments.

Consult your tax advisor

Investors should review carefully the accompanying preliminary pricing supplement, prospectus, prospectus supplement, product supplement and underlying supplement and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

As used in this fact sheet, “we,” “us” and “our” refer to JPMorgan Financial Company LLC. Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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